July 14, 2011
Via electronic mail
Chris Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	LendingClub Corporation, Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-151827
Dear Mr. Windsor:
On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated June 6, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lending Club’s Post-Effective Amendment No. 9 to its Registration Statement on Form S-1 (“Amendment No. 9”), which was subsequently withdrawn by the Company. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.
Post-Effective Amendment No. 9 to Registration Statement on Form S-1, filed October 26, 2010
General
1. We note your recent announcement that Pool Corp. intends to utilize LendingClub’s platform to provide customers with “affordable, fixed-rate financing.” Please provide the staff with details regarding how these financing transactions work.
The financing transactions are merely a referral arrangement whereby a party such as Pool Corp. can refer potential borrowers to the Company. These borrowers then come onto the Company’s site and apply, are put through our standard underwriting process and, if they pass our underwriting, are able to list their loan request on the platform where all investors, including the referrer, can invest in the Member Payment Dependent Notes (the “Notes”) linked to the requested loan. A small fee is paid by Lending Club to the referring party if: (i) the loan is approved for listing or (ii) the borrower elects to list the loan, depending on the terms of the agreement. These referred loans are not given any preferential treatment from an underwriting or investment prospective and the referrer is not obligated to fund any referred loan. Moreover, LendingClub does not provide the referring party with any information about the borrower other than what is made available to all other investors on the site. The fee is paid by Lending Club regardless of the investment decision of the referring party.

2. We note your response to our former comment 1 and the changes you have proposed to your portfolio plans; however, the staff continues to have concerns about whether these plans can be considered a separate security. The “target interest rate slider bar” suggests that loans will be bundled by LendingClub in order to achieve a particular interest rate. This bundling is a departure from the investor directed filter in that it appears to present loans based on an algorithm, rather than purely by investor directed parameters. Please revise your response to explain how the algorithm selects the sample portfolio presented to the investor and how it determines the mix of credit quality included in a particular sample portfolio; include proposed disclosure for your prospectus regarding this selection process. Please provide us with additional analysis explaining how the selection process does not represent action by LendingClub that goes beyond merely ministerial actions. Alternatively, please provide the staff with a revised plan to address the concerns noted.
As previously discussed with the Staff, the algorithm used in the selection process is based upon the well known Markowitz algorithm that underlies modern portfolio theory, a theory widely used in practice in the financial industry. To create the sample portfolio, the system first filters the available inventory of Notes based upon the investor’s selected criteria (i.e. limits/exclusions based on term, DTI, grade, etc.). Next, the system notes the amount of funds the investor has indicated that they would like to invest and it applies the Markowitz algorithm in a standard, consistent way against the available investor specific inventory to present a sample portfolio to the investor that equivalently minimizes risk given the investor’s selected target interest rate (note: the selected rate is not a target return but a target interest rate, or level of risk, that the investor is willing to bear).
This sample allocation of assets (both which assets and the amount of money in any one asset) is driven strictly by the investor’s selected criteria and its impact on a non-discretionary, standard algorithm. As previously stated, once the sample portfolio is created the investor can add or remove Notes or reallocate funds over Notes as they see fit. Each time these adjustments are made by the investor, the algorithm is rerun and the investor can assess the asset mix and estimated return after defaults and the application of the Company’s service fee.
It is the Company’s view that the algorithm is merely an additional filtering/search device under the sole control and discretion of the investor that benefits the investor in narrowing the field of potentially hundreds of Notes into a more manageable universe from which the investor makes the ultimate allocation and investment decision. The tools provided by the Company are no different than the stock and fund “screeners” provided by such companies as E-Trade, Charles Schwab, Fidelity, etc, where investors can sort securities based on return criteria, risk, term etc. For example, E-Trade’s “Mutual Fund Screener” allows a user to “...scan... 7,600 mutual funds using 48 unique criteria, including objective, cost, risk (emphasis added)...” or their “Stock Selector” which allows users to screen stocks based on “...performance technicals... and dozens of other key criteria...,” each of which is substantially similar to our portfolio tool. Moreover, the portfolio tool is similar to 401(k) allocation tools used by thousands of people daily to see how their portfolio may perform given their input of certain parameters.
Given the control of the investor over the inputs and, ultimately, output of the system, the Company’s does not believe that the investor created output represents a separate security under these circumstances.

Regarding disclosure in the prospectus, the Company would propose inserting language in the section where the tool is discussed and in any Q&A that more specifically lays out the algorithm used on platform and the elements that it relies upon in creating a sample portfolio.
Furthermore, the Company would propose including on the page where the tool is located the following language:
“This tool is not a substitute for your review and understanding of any sample portfolio based upon your personal search criteria and the risks of investing in Notes. The tool should only be used as a sorting device for available Notes that may meet the criteria you have selected and should not for any other purpose.”
In addition, the Company has currently placed the following statement on the page where the tool is located:
“Information on this website is impersonal and not individualized for any specific investor’s financial situation and is not investment advice. You should always consult with your advisers prior to investing in any security.”
3. We note your webpage devoted to diversification. It contrasts the idea of choosing notes individually for “maximum control” with the “portfolio tool” which helps investors “develop a diversified portfolio in seconds.” This marketing seems to contradict your claim in your previous response that the investor has a “significant degree of interaction in arriving at a final output.” Please refine your analysis to reconcile your response with the expectation that investors will not spend time to individually consider notes.
As noted above, the portfolio builder tool is only a more powerful search/filter device provided to the investor that enables the investor to more quickly differentiate those Notes for which the investors may have a lower interest in then those that the investor may have a greater interest in, based upon the investors selected criteria. The Company does not believe that providing alternative means to arrive at a diversified portfolio of Notes contradicts the previous statement regarding investor interaction.
The message only highlights that there are a variety of ways for an investor to arrive at the same goal: diversification. To arrive at this goal, an investor may: (i) use no filters and review and select each Note on the platform Note by Note (“manually”) or (ii) avail itself of the filters and tools provided to more quickly narrow the available inventory into a more manageable subset that fits the investors selected criteria and then interact with that subset to arrive at the Notes that an investor would like to purchase. In either scenario, an investor can have a significant degree of interaction with system. That being said as between any two investors the level of system interaction may be vastly different, but overall there remains a significant degree of interaction available to any investor in creating a list of potential Notes that remains far outside the control of the Company.
4. We note your response to our former comment 2 and the supplemental PRIME account paperwork you have provided; however, based on this paperwork, it appears that you are selling investors a product designed to achieve a certain rate of return. Rather than allowing investors to choose notes individually or to filter search results in a way that would facilitate investors choosing notes, it appears that the Prime Account investor selects a return target and allows Lending Club to select and purchase notes on his behalf. This appears to be a separate security with different risks than those presented in your prospectus. Please provide your analysis as to why these products do not need to be registered under the Securities Act.

The information on the prime form is essentially identical to the information gathered in interacting with the portfolio tool in that the investor identifies a target interest rate —not return — and other filter elements (grade, term, etc). The Company believes it is an “offline parallel” to the portfolio tool and as such is a filtering tool for the benefit of investors and not a separate security that needs to be registered under the Securities Act.
5. Our colleagues in the Division of Investment Management will continue to consider the adjustments to your portfolio plans and PRIME account.
Understood.
6. We note that LendingClub has recently entered into a consent order with the State of Massachusetts but has not filed an 8-K to reflect this. Please provide the staff with a detailed explanation regarding this order, including how LendingClub will reimburse loans made to borrowers from Massachusetts. In addition, please provide proposed disclosure for your prospectus regarding this development, including any impact on investors when LendingClub reimburses borrowers in this way. Lastly, confirm that you will file an 8-K reporting this event as soon as possible.
The consent order with the Commonwealth of Massachusetts is focused on a narrow subset of loans made by the Company. Specifically it only prohibits the Company from making loans that are (i) $6,000 or less and (ii) that have an annual percentage rate of greater than 12%. The Company will continue to operate within the Commonwealth outside of these narrow parameters. The Company anticipates that the total cost of the order will be approximately $50,000 (including all refunds, costs and fees) and that going forward the Company will lose approximately 8-10 loans a month which would result in an aggregate loss of approximately $1,700 a month in revenue, which the Company considers an immaterial amount.
7. Historical Information about Our Borrower Members and Outstanding Loans, page 63. We note that LendingClub’s business continues to grow significantly. Please tell us how the table representing your loss experience accounts for younger notes that are less seasoned. Please provide the current data in this table to the staff for loans originated from May 2007 to December 2009 in order for us to compare those results with the ones you have presented in this table.
As stated in the lead-in, the table excludes loans that have not been outstanding for at least 45 days (i.e. one billing period), otherwise the table presents the information on a cumulative basis. We have supplementally provided the Staff with the requested data.
8. In the table on page 64, please add a column for total loans (including loans not in collection) and a column for the total origination amount of the total loans. Also, include a column for the aggregate amount charged off due to delinquency as a percentage of the total origination amount of all loans.
We will add the requested columns.

Marketing Materials
9. We note your response to our former comment 30; however, we continue to have concerns about the consistency of the disclosure in the prospectus and on your website. For example, we note on your website and in the press, you say: “invest and earn 9.64% returns” when, in reality, a significant number of your investors have not earned this kind of a return. Please tell us why you think this marketing is consistent with the disclosure in your prospectus.
We agree with the Staff and have revised the quoted language to now read:
“Investors average return of 9.64%” which is footnoted with: “Based upon historical platform performance. Past performance is no guarantee of future results.”
We believe this to be an appropriate statement as the 9.64% is reflective of the historical average return over the platform.
10. We note your graph of “Lending Club Return by Grade.” Please tell us how you calculated these percentages. Is this the average return if someone had invested in all the G notes on your platform in equal amount or is this the actual return experienced by investors who have chosen to invest only in G notes?
This is the average return for an investor that has invested in only “G” grade Notes since inception.
11. Currently, your portfolio options are titled “11.05%,” “14.05,” or “17.33” but when you click on the option, it gives you an estimated return that is significantly lower. Please tell us what these titles represent and why the estimated returns are different.
As disclosed previously to the Staff, the number on the button represents an average target interest rate and not an anticipated or expected rate of return. The lower figure subsequently shown is the “expected return” that represents the average target interest rate selected less anticipated defaults and less the effect of our 1% service fee. At the request of the Staff, the Company would note for investors that the number in the button or on the “slider” represents an average target interest rate and not an expected return.

In connection with the Staff’s comments, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jason Altieri
Jason Altieri
General Counsel